Exhibit 14.1

Financial Gravity Companies, Inc.

Code of Ethics and

Conflict of Interests Policy

for Members of the Board of Directors

The Board of Directors (the “Board”) of Financial Gravity Companies, Inc. (the “Corporation”) has adopted this Code of Ethics (the “Code”). Each member of the Board (a “Director”) is expected to abide by this Code.

This Code is intended:

(a)                to focus each Director on his/her duties and responsibilities as a director of a publicly held corporation;

(b)                to assist the Directors in the recognition of, and resolution of, ethical issues; and

(c)                to further promote a culture of honesty, accountability and integrity.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles. A guiding principle for each Director is that a Director (a) should exhibit the highest standards of business and professional integrity and (b) should avoid even the appearance of improper behavior.

A Director is encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Board.

A.	Conflicts of interests

1.           Board members have a paramount interest in promoting and preserving the interests of the stockholders of the Corporation. Directors should avoid any conflict of interest. Any situation that involves, or may be perceived as involving, a conflict between (a) the interests of the Corporation and its stockholders and (b) a Director’s personal interests or the interests of a constituency which has designated the Director, should be disclosed to the Chairman. In addition, Directors must disclose information regarding their financial interests in organizations that do business with the Corporation.

2.           Once a Director has disclosed a conflict or potential conflict of interest, that Director will refrain from voting on any issue before the Board that creates the conflict or potential conflict of interest.

3.           A Director will not knowingly engage in any conduct or activity that is inconsistent with, or disruptive of, the Corporation’s best interests or its relationship with any person or entity.

4.           A Director, or any member of his or her immediate family, should not accept a substantial gift from a third party where the gift is given in order to influence the Director’s actions as a member of the Board. Such a gift should likewise be declined when its acceptance would give the appearance of a conflict of interest.

5.           Directors should not accept compensation for services performed for or on behalf of the Corporation from any source other than the Corporation.

B.	Corporate Opportunities.

Directors may not (a) take for their advantage, business opportunities that are substantially related to the Corporation’s business or (b) compete with the Corporation for business opportunities that are substantially related to the Corporation’s business; provided, however, if the disinterested Directors determine that the Corporation will not pursue such an opportunity, the Director is free to take advantage of, or otherwise compete for, such opportunity.

1

C.	Confidentiality

Directors should maintain the confidentiality of information entrusted to them by the Corporation and any other confidential information about the Corporation that comes to them in their capacity as a Director, except when disclosure is authorized by the Corporation or legally mandated. For purposes of this Code, “confidential information” includes all non-public information relating to the Corporation.

D.	Compliance with laws, rules and regulations.

Directors shall comply with all laws, rules and regulations applicable to the Corporation.

E.	Encouraging the reporting of any illegal or unethical behavior.

Directors will ensure the Corporation adopts policies and procedures that are designed to:

1.             encourage employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation;

2.             encourage employees to report violations of laws, rules, or regulations to appropriate personnel; and

3.             make clear that the Corporation will not allow retaliation for reports that are made in good faith.

F.	Compliance Procedures.

Directors should communicate any suspected violations of this Code promptly to the Chairman. Suspected violations will be investigated by the Board or its designees and appropriate action will be taken in the event it is determined that a violation has occurred.

G.	Fair Dealing

Directors will make every reasonable effort to deal fairly with the Corporation’s customers, suppliers and employees. No Director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

H.	Protection and Proper Use of the Corporation’s Assets

Directors may not use the Corporation’s assets, labor or information for personal use, unless such use is approved by the Chairman or is part of a compensation or expense reimbursement available to all of the Directors.

I.	Annual Review/Waiver

The Board of Directors will review and reassess the adequacy of the Code annually and make any amendments to it as the Board deems appropriate.

Only the Board of Directors may approve any waiver of the Code with respect to any Director. Such a waiver must be promptly disclosed to the Company’s stockholders.

2